SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K

(Mark One)

[X]  Annual Report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934

     For the calendar year ended December 31, 2001

                               OR

[ ]  Transition report pursuant to Section 15 (d) of the
     Securities Exchange Act of 1934

     For the transition period from ________ to _________

     Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Crompton Corporation
                        One American Lane
                  Greenwich, Connecticut  06831




                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

                  Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Schedule G, Part III - Nonexempt Transactions



Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors





                      CROMPTON CORPORATION

                  EMPLOYEE STOCK OWNERSHIP PLAN

         Financial Statements and Supplemental Schedules

                   December 31, 2001 and 2000

           (With Independent Auditors' Report Thereon)





                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN





                              INDEX


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of
December 31, 2001 and 2000


Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000


Notes to Financial Statements



Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Schedule G, Part III - Nonexempt Transactions




                    Independent Auditors' Report


The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits of Crompton Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net
assets available for plan benefits  for the   years  then
ended.   These  financial  statements are the responsibility
of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of  assets  (held at end
of year), schedule  of  reportable transactions,  and
schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and  Regulations  for Reporting  and  Disclosure  under
the  Employee  Retirement   Income Security  Act  of  1974.
These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
Stamford, Connecticut
June 14, 2002



                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

      Statements of Net Assets Available for Plan Benefits

         For the years ended December 31, 2001 and 2000

                                            2001        2000
   Investments, at fair value:
    Common stock of Crompton           $24,362,058   $26,735,247
     Corporation
    Fixed Income Fund                   12,071,789    12,948,033
    Mutual Funds                        18,242,752    18,225,058
   Cash and short-term investments at
    cost, which approximates market             --            47

   Contributions receivable from           333,454       439,674
    participants
   Contribution receivable from            231,246       279,821
   Crompton Corporation
   Accrued income                               --        94,720

       Net assets available for plan   $55,241,299   $58,722,600
         benefits


   See accompanying notes to financial statements



                     CROMPTON CORPORATION
                 EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes In Net Assets Available for Plan Benefits

        For the years ended December 31, 2001 and 2000

                                            2001          2000
Additions
  Additions to net assets attributed to:
    Interest and dividends             $  1,426,720  $ 2,926,855

    Contributions:
       Participant rollovers                 37,881        3,646
       Participants                       5,217,557    5,838,726
       Employer                           3,378,177    3,733,416

         Total additions                 10,060,335   12,502,643

Deductions

  Deductions from net assets attributed to:

    Net depreciation in fair value of    (5,354,656)  (8,413,328)
     investments
    Withdrawals and distributions        (8,150,844) (11,116,800)
    Administrative expenses                 (36,136)     (55,280)
         Total deductions               (13,541,636) (19,585,408)

    Net decrease                         (3,481,301)  (7,082,765)

Net assets available for plan benefits at
the beginning of the year                58,722,600   65,805,365

  Net assets available for plan benefits
   at the end of the year               $55,241,299  $58,722,600


See accompanying notes to financial statements



                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

                  Notes to Financial Statements

                    December 31, 2001 and 2000

1.  Basis of Presentation
    The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

2.  Plan Description
    The Employee Stock Purchase and Savings Plan was adopted by the Board of Directors of Crompton Corporation (the "Company") on January 27, 1976. Effective July 1, 1989, the Board of Directors amended the Plan to convert it into an Employee Stock Ownership Plan (the "Plan"). The following description of the Plan provides only general information. For complete information see the Plan document. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

    The Plan is administered by the Employee Benefits Committee consisting of persons appointed by the Board of Directors of the Company.

    Beginning in 2001, Fidelity Investments (r) (the "Trustee") was selected by the Company as custodial trustee for a majority of the Plan assets. Prior to 2001, Fleet Bank was the custodial trustee of the Plan. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets.

    Eligibility
    Employees of participating affiliates of the Company are eligible to participate upon attaining the age of 18 and having worked for at least a thirty (30) consecutive day period of employment.

    Contributions and Vesting
    The Plan permits an eligible employee to elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4%, 5% or 6% of compensation as the basic contribution to the Plan. Contributions by the Company to the Plan are made at an amount equal to 66 2/3% of each participating employee's basic employee contribution to the Plan. If participants are not eligible for any other defined contribution plan, additional employee contributions in 1% increments up to 10% of compensation can be made as supplemental employee contributions. Supplemental employee contributions are not eligible for matching Company contributions.

    A participant in the Plan is fully vested in his basic and supplemental contributions. Employer contributions vest 100% over a five-year period at a rate of 40% after two years of service and an additional 20% per year thereafter. Forfeitures are accumulated and used to reduce Company contributions. There were no forfeitures in 2001 and 2000.

    Withdrawals/Benefit Payments
    Upon termination, death, or retiring, a participant's account shall be distributed. However, funds can remain in the Plan after retirement indefinitely with quarterly withdrawals permitted and as long as funds begin to be distributed after the participant reaches the age of 70 1/2.

    A participant may elect to make one withdrawal of his basic or supplemental contributions in a 12-month period. Withdrawal of basic contributions will cause a suspension of contributions for a three-month period. A participant who is fully vested and has withdrawn all of his basic and supplemental contributions may also elect to withdraw all or part of his employer contributions. Withdrawal of employer contributions will result in a suspension of contributions for a six-month period.

    The Plan does not allow for participant loans.

    Investments Options
    The Company's contribution to the Plan is invested in the Crompton Corporation Common Stock Fund. The Plan provides for investment of employee contributions in the Crompton Corporation Stock Fund and among various investment funds maintained by Fidelity Investments and Fleet Investment Management.

    Each participant is permitted to elect to have his basic contribution invested in any of the funds in 1% increments.

    Fund transfers can be made on a daily basis in a minimum of 1% increments.

3.  Summary of Accounting Policies
    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition
    The Plan's investments are stated at fair value except for the benefit-responsive investment contract, which is valued at contract-value (Note 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation stock fund is valued at its year-end closing price.

    Net appreciation (depreciation) in fair value of investments includes investments bought and sold and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

    Payment of Benefits
    Benefits are recorded when paid.

    Plan Expenses
    Plan expenses may be paid by the Company, however if not paid
    by  the  Company,  may be charged to the Plan.   The  Company
    provides administrative and accounting services for the Plan at no charge.

4.  Investments
    The Plan's investments that exceeded 5% of net assets available for plan benefits as of December 31, 2001 and 2000 are as follows:
                                           2001         2000
    Crompton Corporation Common        $24,362,058  $26,735,247
     Stock
    Crompton  Corporation  Blended      12,071,789           --
     Income Fund
    Fidelity Magellan Fund               4,965,324           --
    Fidelity  U.S.  Equity Index         2,886,325           --
     Commingled Fund
    Hartford Life Ins. Co.
     Group Annuity Contract                     --    4,846,885
    Fleet Stable Asset Fund                     --    8,101,148
    Galaxy Growth and Income Fund               --    5,735,784

    During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                         2001         2000
       Mutual Funds                ($2,241,222)    ($2,046,239)
       Common Stock of Crompton
        Corporation                ( 3,113,434)    ( 6,422,369)
                                   ($5,354,656)    ($8,468,608)

5.  Investment Contracts with Insurance Company
    The Blended Income Fund invests in benefit-responsive guaranteed investment contracts ("GICs") offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value, as determined by Fidelity, which approximates fair value. The average yield on the Company's GICs was 5.93% during 2001. The crediting interest rate on these GICs was 2.43% at December 31, 2001. The Blended Income Fund was not an investment option in 2000.

6.  Income Taxes
    The Internal Revenue Service ("IRS") has determined and has informed the Company by a letter dated November 16, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company applied for a new tax determination letter in December, 2001 and is awaiting response from the IRS.

7.  Party-in-Interest Transactions
    Fidelity Investments (r), Fleet Bank and the Company are parties-in-interest as defined in Section 3 (14) of ERISA. During the years 2001 and 2000, there were no Prohibited party-in-interest transactions.

8.  Priorities Upon Termination of the Plan
    The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

    Upon termination of the Plan, or a complete and permanent discontinuance of contributions of all participants, the value of each participant account, if not already vested, shall vest fully and all amounts remaining in all participant accounts shall be delivered and paid as soon as practicable in accordance with the Plan Document.

9.  Nonexempt Transactions

    There were unavoidable delays by the Company in submitting January, February, and March employee contributions for the Company's subsidiary Davis Standard Corporation due to data processing systems complications. The Company will be reimbursing the Plan for lost earnings determined by an interest calculation based on the number of days the contributions were delayed.



                                            Schedule H, Line 4i

                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

            Schedule of Assets (held at end-of-year)

                           December 31, 2001

                      Description of Investment
       Identity of    Including Maturity Date,
       Issue,         Rate of Interest,                 Current
       Borrower,      Collateral, Par or Maturity        Value
       Lessor or      Value
       Similar
       Party

       * Crompton     Common Stock                    $24,362,058
       Corporation

       * Fidelity     Blended Income Fund              12,071,789

       * Fidelity     Fidelity Magellan Fund            4,965,324

       * Fidelity     U.S. Equity Index Commingled      2,886,325
                      Fund

       * Fidelity     Fidelity Freedom 2010             2,662,243

       * Fidelity     Fidelity Growth Company Fund      2,412,249

        Dreyfus       Dreyfus Small Company Fund        1,834,882

        Dreyfus       Dreyfus Premium Core Bond         1,233,088

        Putnam        Putnam Int'l Growth Fund A        1,137,351
         Investments

       * Fidelity     MSIFT Equity Fund                   655,179

       * Fidelity     Fidelity Freedom 2020               201,717

       * Fidelity     Dodge & Cox Stock                    65,666

        Galaxy        Galaxy Growth II Fund                57,591

       * Fidelity     Fidelity Freedom 2030                56,766

       * Fidelity     Fidelity Freedom Income              39,103

        Dreyfus       Dreyfus Founders Discovery A         20,699

       * Fidelity     Fidelity Freedom 2040                 7,829

       * Fidelity     Fidelity Freedom 2000                 6,740

                                  TOTAL INVESTMENTS   $54,676,599

* Denotes a party-in-interest to the Plan
* See accompanying independent auditors' report



                                              Schedule H, Line 4j


                          CROMPTON CORPORATION
                      EMPLOYEE STOCK OWNERSHIP PLAN

                   Schedule of Reportable Transactions

                   For the year ended December 31, 2001

Identity  Description   Purchase  Selling   Cost of
of Party      of          Price   Price      Asset
Involved    Asset

Current Value of Asset     Net Gain/(Loss)
on Transaction Date



                   *** No reportable transactions ***


Party-in-interest - All parties listed above



                                         Schedule G, Part III


                              CROMPTON CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN

                             Nonexempt Transactions

                          Year ended December 31, 2001


(a) Identity of        (b) Relationship to   (c) Description of
    party involved         plan, employer        transactions
                           or other party-       including
                           in-interest           maturity date,
                                                 rate of interest,
                                                 collateral, par
                                                 or maturity value

Crompton Corporation      Plan Sponsor          Overdue employee
                                                contributions not
                                                time remitted to
                                                the Plan (see also
                                                note 9 to the
                                                financial
                                                statements)

(d) Purchase Price    (e) Sell Price        (f) Lease rental
    $542,899*             N/A                   N/A

(g) Expenses incurred (h) Cost of asset     (i) Current value
    in connection                               of asset
    with transaction
    N/A                    N/A                  $542,899

(j) Net gain or (loss)
    on each transaction
    N/A


*This represents total amount of contributions that have been withheld from employees, but not remitted timely into trust by the Plan Sponsor.


See accompanying independent auditor's report.






                          SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN





Date:  June 27, 2002             By:/s/Peter Barna
                                 Peter Barna
                                 Senior Vice President &
                                 Chief Financial Officer